Exhibit 99.3

Historical Pro Forma KPIs

Pro Forma KPIs – Consolidated hodologies of legacy companies prior to 2Q 2015 2 3/17/2016 2014 Actual 2015 Actual 2014 2015 FY FY Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 GAMING Installed base (end of period) Casino VLT - Government Sponsored (ex-Italy) VLT - Italy Supplier (B2B) Total installed base Year-over-Year growth Sequential quarter growth Revenue per Unit (RPUs) Year-over-Year growth Sequential quarter growth Additional Italian Network Details: VLT - Operator (B2C) AWP Machine units shipped 1 Year-over-Year growth Sequential quarter growth New/Expansion Year-over-Year growth Sequential quarter growth Replacement Year-over-Year growth Sequential quarter growth 1 Machine units shipped reflect mixed historical met 44,198 41,437 39,102 37,537 16,825 16,733 16,353 16,240 8,136 8,202 8,378 8,392 35,760 35,332 34,755 34,568 16,242 16,231 15,648 15,491 8,529 8,465 8,439 8,291 37,537 34,568 16,240 15,491 8,392 8,291 69,159 66,372 63,833 62,169 -4.0% -3.8% -2.6% $ 35.28 $ 34.51 $ 36.40 $ 33.95 -2.2% 5.5% -6.7% 10,675 10,894 10,859 10,956 69,385 69,726 68,249 65,316 9,839 9,401 12,701 9,528 -4.5% 35.1% -25.0% 3,365 2,494 2,643 1,358 -25.9% 6.0% -48.6% 6,474 6,907 10,058 8,170 6.7% 45.6% -18.8% 60,531 60,028 58,842 58,350 -12.5% -9.6% -7.8% -6.1% -2.6% -0.8% -2.0% -0.8% $ 34.28 $ 34.67 $ 34.10 $ 32.71 -2.9% 0.5% -6.3% -3.7% 1.0% 1.1% -1.6% -4.1% 10,938 10,988 10,955 11,115 63,840 62,156 60,262 58,328 6,828 10,147 6,622 11,562 -30.6% 7.9% -47.9% 21.3% -28.3% 48.6% -34.7% 74.6% 595 2,187 1,399 2,640 -82.3% -12.3% -47.1% 94.4% -56.2% 267.6% -36.0% 88.7% 6,233 7,960 5,223 8,922 -3.7% 15.2% -48.1% 9.2% -23.7% 27.7% -34.4% 70.8% 62,169 58,350 -6.1% $ 35.17 $ 33.74 -4.1% 10,956 11,115 65,316 58,328 41,469 35,159 -15.2% 9,860 6,821 -30.8% 31,609 28,338 -10.3% LOTTERY Global lottery same-store revenue growth Instants & draw games 3.5% 2.9% 5.7% 4.2% Multistate Jackpots 14.7% -35.4% -34.0% -20.1% Total lottery same-store revenue growth (ex-Italy) 4.8% -3.1% -0.4% 0.7% 5.0% 8.0% 6.7% 7.1% 7.8% -2.5% 2.6% -6.2% 5.4% 6.9% 6.2% 5.5% 4.1% 6.7% -21.0% 1.0% 0.5% 6.0%

Pro Forma KPIs – North America hodologies of legacy companies prior to 2Q 2015 3 3/17/2016 2014 Actual 2015 Actual 2014 2015 FY FY Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 GAMING Installed base (end of period) Casino (NA Gaming) VLT - Government Sponsored (NA Lottery) Installed base Year-over-Year growth Sequential quarter growth Machine units shipped 1 Year-over-Year growth Sequential quarter growth New/Expansion Year-over-Year growth Sequential quarter growth Replacement Year-over-Year growth Sequential quarter growth Double Down Revenue ($ Thousands) Mobile penetration DAU (Daily Active Users) 2 MAU (Monthy Active Users) 2 Bookings per DAU ($0.00) 2 1 Machine units shipped reflect mixed historical met 2 As a single application with multiple games, active user 30,026 29,190 28,554 27,727 16,575 16,483 16,103 15,990 25,882 25,516 25,237 25,418 15,992 15,981 15,398 15,241 27,727 25,418 15,990 15,241 46,601 45,673 44,657 43,717 -2.0% -2.2% -2.1% 7,055 5,216 6,541 5,482 -26.1% 25.4% -16.2% 2,666 2,047 2,053 651 -23.2% 0.3% -68.3% 4,389 3,169 4,488 4,831 -27.8% 41.6% 7.6% $ 68,825 $ 71,751 $ 75,090 $ 79,353 32.0% 34.0% 36.0% 39.0% 1,775 1,833 1,816 1,910 6,218 5,975 5,717 5,212 $ 0.43 $ 0.43 $ 0.46 $ 0.43 s equal unique users 41,874 41,497 40,635 40,659 -10.1% -9.1% -9.0% -7.0% -4.2% -0.9% -2.1% 0.1% 5,241 6,218 3,326 6,597 -25.7% 19.2% -49.2% 20.3% -4.4% 18.6% -46.5% 98.3% 329 974 895 2,191 -87.7% -52.4% -56.4% 236.6% -49.5% 196.0% -8.1% 144.8% 4,912 5,244 2,431 4,406 11.9% 65.5% -45.8% -8.8% 1.7% 6.8% -53.6% 81.2% $ 80,643 $ 73,010 $ 79,748 $ 83,598 41.2% 47.2% 50.0% 52.8% 1,929 1,839 1,852 1,897 4,734 4,421 4,536 4,411 $ 0.47 $ 0.45 $ 0.48 $ 0.47 43,717 40,659 -7.0% 24,294 21,382 -12.0% 7,417 4,389 -40.8% 16,877 16,993 0.7% $ 295,019 $ 316,999 35% 48% 1,833 1,879 5,780 4,526 $ 0.44 $ 0.47 LOTTERY Lottery same-store revenue growth Instants & draw games 2.4% 3.6% 5.4% 6.1% Multistate Jackpots 19.4% -39.2% -37.7% -27.2% Total lottery same-store revenue growth 4.7% -4.3% -2.5% 0.3% 6.2% 7.6% 8.5% 7.6% 8.3% -2.6% 3.8% -5.4% 6.5% 6.4% 8.0% 5.9% 4.4% 7.6% -24.3% 1.5% -0.5% 6.8%

Pro Forma KPIs - International companies prior to 2Q 2015 4 3/17/2016 2014 Actual 2015 Actual 2014 2015 FYFY Q1Q2Q3Q4 Q1Q2 Q3 Q4 GAMING Installed base (end of period) Casino VLT - Government Sponsored Installed base Year-over-Year growth Sequential quarter growth Machine units shipped 1 Year-over-Year growth Sequential quarter growth New/Expansion Year-over-Year growth Sequential quarter growth Replacement Year-over-Year growth Sequential quarter growth 1 Machine units shipped reflect mixed historical methodologies of legacy companies prior to 2Q 2015 14,172 12,247 10,548 9,810 250 250 250 250 9,878 9,816 9,518 9,150 250 250 250 250 9,810 9,150 250 250 14,422 12,497 10,798 10,060 -13.3% -13.6% -6.8% 2,784 4,185 6,160 4,046 50.3% 47.2% -34.3% 699 447590 707 -36.1% 32.0%19.8% 2,085 3,738 5,570 3,339 79.3% 49.0% -40.1% 10,128 10,066 9,768 9,400 -29.8% -19.5% -9.5% -6.6% 0.7% -0.6% -3.0% -3.8% 1,587 3,929 3,296 4,965 -43.0% -6.1% -46.5% 22.7% -60.8% 147.6% -16.1% 50.6% 266 1,213 504 449 -61.9% 171.4% -14.6% -36.5% -62.4% 356.0% -58.5% -10.9% 1,321 2,716 2,792 4,516 -36.6% -27.3% -49.9% 35.3% -60.4% 105.6% 2.8% 61.7% 10,060 9,400 -6.6% 17,175 13,777 -19.8% 2,443 2,432 -0.5% 14,732 11,345 -23.0% LOTTERY Global lottery same-store revenue growth Instants & draw games 5.9% 1.4% 6.4% 0.2% Multistate Jackpots -5.6% -15.7% -11.6% 23.5% Total lottery same-store revenue growth (ex-Italy) 5.0% -0.2% 5.0% 1.7% 2.1% 9.0% 1.9% 5.7% 5.2% -2.0% -3.7% -0.8% 2.3% 8.1% 1.6% 4.4% 3.4% 4.5% -3.4% -0.1% 2.9% 4.1%

Pro Forma KPIs - Italy 1 Includes Virtual Wagers and Pools & Horses 5 3/17/2016 2014 Actual 2015 Actual 20142015 FYFY Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 GAMING Installed base (end of period) VLT - Italy Supplier (B2B) 8,136 8,202 8,378 8,392 Year-over-Year growth Sequential quarter growth0.8%2.1%0.2% Additional Italian Network Details: VLT - Operator (B2C) 10,675 10,894 10,859 10,956 AWP 69,385 69,726 68,249 65,316 Italy Gaming Interactive Wagers (€ mln) 473 444 423 449 8,529 8,465 8,439 8,291 4.8% 3.2% 0.7% -1.2% 1.6% -0.8% -0.3% -1.8% 10,938 10,988 10,955 11,115 63,840 62,156 60,262 58,328 466 414 378 414 8,392 8,291 -1.2% 10,956 11,115 65,316 58,328 1,789 1,672 LOTTERY / OTHER Lotto Wagers (€ mln)1,569 1,560 1,754 1,746 10eLotto 823 822 963 1,011 Core 686 613 610 642 Late Numbers 601 251 819 3 S&W Wagers (€ mln) 2,476 2,315 2,176 2,436 Sports Betting Wagers 125 121 817 3250 Sports Betting Payout (%) 174.9% 82.4% 76.2% 86.3% 1,817 1,728 1,677 1,855 1,074 1,056 1,009 1,147 638 566 605 640 105 106 636 8 2,302 2,215 2,108 2,391 257 205 167 236 84.7% 82.9% 81.9% 84.6% 6,629 7,077 3,619 4,287 2,552 2,449 459 340 9,403 9,016 893 864 80.2% 83.7%